Contact

www.linkedin.com/in/jocelyncramirez77 (LinkedIn)
cooking.nytimes.com/search (Company)

Top Skills

Communication
Sales
Culinary Skills

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

300-Hour RYT (Registered Yoga Teacher)
200-Hour RYT (Registered Yoga Teacher)

jocelyn ramirez

CPG Founder, Chef, Author, Food Writer, Consultant, & Healthy Food Access Advocate
Los Angeles, California, United States

Summary

jocelyn ramirez is a plant-based chef, published cookbook author, new york times recipe contributor, yogi, entrepreneur and advocate for healthy food access in her community. She founded one of LA's acclaimed plant-based mexican food businesses, with a mission to create delicious and healthy plant-based food inspired by her roots, and left her career in higher education to pursue a new path in cultural foodways. In 2026, jocelyn merged her company with two female founders to create a more powerful brand, Tuyyo Foods. As a Latina and Native-American founded brand, the focus is a family of heritage rooted bold Latin products.Her work has been featured in several press outlets including New York Times, Los Angeles Times, Food & Wine, Vice, Smithsonian, Bon Appetit, and more. She currently sits on the culinary advisory board for Food Forward and the leadership board for the Los Angeles Food Policy Council.

Experience

TUYYO
Co-Founder & Chief Marketing Officer
January 2026 - Present (8 months)
Los Angeles, California, United States

Los Angeles Food Policy Council
Senior Communications and Engagement Strategist
February 2024 - Present (2 years 7 months)
Los Angeles, CA

The New York Times
Recipe Contributor
May 2021 - Present (5 years 4 months)

Plant-based recipe contributor for NYT Cooking.

Page Street Publishing

Cookbook Author

April 2020 - Present (6 years 5 months)

La Vida Verde: Plant-Based Mexican Cooking with Authentic Flavor

Todo Verde

Chef/Founder, CPG Products

July 2023 - May 2026 (2 years 11 months)

Los Angeles, CA

Todo Verde is a plant-forward Latina-owned food business inspired by regional, true-to-culture flavors. We help home cooks create chef-curated meals using our non-GMO seasoning, and offer recipes through our platforms and best selling published cookbook.

Food Access LA

Marketing and Business Development Consultant

January 2020 - October 2024 (4 years 10 months)

Los Angeles, California, United States

Across Our Kitchen Tables

Co-Founder

August 2017 - December 2022 (5 years 5 months)

Greater Los Angeles Area

Across Our Kitchen Tables cultivates social spaces for self-identified women of color (WOC) and gender-non-conforming community members in food-centered work. We create safe spaces for community building and exchange of ideas that help generate and support relevant businesses, organizations, and culinary cultural expressions based on social responsibility.

Todo Verde

Chef/Founder, Food Service

August 2015 - November 2022 (7 years 4 months)

Greater Los Angeles Area

People's Yoga

Yoga Instructor

June 2015 - October 2020 (5 years 5 months)

East Los Angeles

Jocelyn is passionate about the restorative power of yoga. After several years of practice with yoga practitioners in accessible and inclusive community spaces, she decided to make yoga a radiant part of daily life and became a

certified yoga instructor. She studied Sampoorna Yoga with the guidance of her guru, Shri Yogi Hari, which focuses on the complete self's mind, body, and spirit through six branches of yoga. Jocelyn integrates yoga philosophy into all areas of life on and off the mat empowering herself and others to continue to find inner peace and our true self.

Woodbury University

8 years

Social Justice and Civic Engagement Course Professor

January 2015 - December 2017 (3 years)

Burbank, CA

Coordinator of Student Life

February 2013 - July 2015 (2 years 6 months)

Burbank, CA

Leadership in Community Building Course Professor

January 2010 - December 2014 (5 years)

Assisted students in identifying and developing their strengths. Practiced the 'Servant Leadership' model when working with others. Discussed the value of ethical decision making, and assisted students in understanding the importance of working with a team.

Love La Dulceria

Designer/Owner

January 2011 - December 2012 (2 years)

Designer of a fashion forward jewelry line for women. Jewelry created of a combination of vintage, semi-precious, and precious stones and various metals, including sterling silver, gold-filled, and gunmetal.

Artistocrat Designs

Director, Fashion Design Department

June 2005 - December 2006 (1 year 7 months)

Designed evening wear collections over various seasons. Shopped for fabrics, trims and created story boards for each season's collection. Designed bridal dresses and wedding party looks. Worked directly with clients from initial design, through production, until the final fitting. Interviewed and hired interns within the fashion design department.

Education

Woodbury University
MBA, Marketing, Entrepreneurship · (2008 - 2010)

Woodbury University
BFA, Fashion Design, Fashion Marketing, Graphic Design · (2001 - 2006)